

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

> **Re: Protect Pharmaceutical Corporation**
> **Form 8-K**
> **Filed September 8, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K
Section 4 – Matters Related to Accountants and Financial Statements
Item 4.02   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. You state "our principal accounting officer and our independent accountant concluded that our unaudited financial statements for the six month period ended June 30, 2010 should no longer be relied on". Please revise your disclosures to clarify whether you identified the errors or your independent accountants advised you about the errors to the previously issued financial statements. If your principal accounting officer concluded that the previously issued financial statements should no longer be relied on, please state the date such conclusion was made as required by Instructions to Form 8-K, Item 4.02(a)(1). If you were advised by or received notice from your independent accountants about the need to take action to prevent future reliance on the previously issued audit report and completed interim reviews, disclose and provide the information required by the Instructions to Form 8-K, Items 4.02(b) and 4.02(c.)

2. In light of the restatement, please revise your disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding disclosure controls and procedures, specific to the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant